September 28, 2016 VIA EDGAR AND FEDEX U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Attn:	Terence O’Brien Branch Chief Office of Manufacturing and Construction

Re: PRGX Global, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 15, 2016 File No. 0-28000

Dear Mr. O’Brien:

We are responding to the comments contained in your letter dated August 26, 2016 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K filed by PRGX Global, Inc. (the “Company” “we”, “us” or “our”) on March 15, 2016 (the “Form 10-K”). For your convenience, we have set forth each comment from the Comment Letter in italics and have included the Company’s responses below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. After you have reviewed this response, please let us know if you require any additional information.

Form 10-K for Fiscal Year Ended December 31, 2015

Adjusted EBITDA, page 26

1.	We note you add back transformation severance and related expenses of $2,299, $4,050, and $2,544 for the periods ended 2015, 2014, and 2013, respectively, in your reconciliation of EBITDA to Adjusted EBITDA. You disclose these transformation severance and related expenses decreased $1.8 million, or 43.2%, in 2015 compared to 2014 due to reduced restructuring activities in 2015. Further, you disclose these costs increased $1.5 million, or 59.2%, in 2014 compared to 2013 due to severance and related costs associated with reductions in staff and lease expense across all segments in order to reduce your cost structure. Please tell us in further detail the nature of these expenses and what consideration you gave as to whether these expenses represent exit or disposal cost obligations according to ASC 420-10, and correspondingly, whether you should provide the disclosures required by ASC 420-10-50. Please also refer to the guidance in SAB Topic 5:P.4.

Response:

ASC 420-10 addresses accounting and reporting for costs associated with exit or disposal activities which include, but are not limited to a restructuring, which is defined as a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by an entity, or the manner in which that business is conducted. ASC 420-10-50 and SAB Topic 5 paragraph 4 relate to disclosure required by ASC 420.

PRGX USA, Inc.

28 September 2016

For the fiscal years ended December 31, 2015, 2014 and 2013, the Company’s transformation costs included $2.3 million, $3.6 million and $2.5 million of severance related costs, respectively. Transformation costs in 2014 also included approximately $0.46 million of lease termination costs.

The Company does not believe its transformation costs fall within the guidelines of ASC 420-10 as these activities are not restructuring costs and they do not materially change the scope or nature of our business or the manner in which our business is conducted. Transformation costs over the three-year period consist primarily of severance costs and are typically localized and limited in regards to the structure and performance of the services we provide. The terminations that give rise to these severance costs are part of the ordinary course of our business and incidental to our operations as they do not materially change our business model, service offerings or operating structure. These costs are not derived from a long term planning process and do not meet the requirements of ASC 420-15-4, but are instead individual actions taken to address the current operating needs of the business. These expenses are recorded in the periods in which they are incurred and include estimates for any required payments at the time of execution of severance agreements.

Stock Based Compensation, page 34

2.	We note your disclosure that given your limited history with stock option grants and exercises, you use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for your grants. Considering that the stock options granted relate to your 2006 Management Incentive and 2008 Equity Incentive plans and the extent of the exercise activity related to those plans since they were adopted, please tell us how you determined that your accounting policy complies with paragraphs 29 through 34 of ASC 718-10-55. In that regard, please also tell us how you considered whether it was appropriate to continue to use the simplified method rather than using historical information. Please refer to Questions 5 and 6 of SAB Topic 14.D.2.

Response:

To clarify, all of the Company’s currently outstanding stock options were granted under the Company’s 2008 Equity Incentive Plan and no options have been granted under the Company’s 2006 Management Incentive Plan.

Regarding the Company’s determination to use the simplified method, the Company has considered the guidance in SAB Topic 14.D.2. Question 5 of SAB Topic 14.D.2 states “A company may also conclude that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. This may be the case for a variety of reasons, including, but not limited to, the life of the company and its relative stage of development, past or expected structural changes in the business, differences in terms of past equity-based share option grants,72 or a lack of variety of price paths that the company may have experienced.73”

“72 For example, if a company had historically granted share options that were always in-the-money, and will grant at-the-money options prospectively, the exercise behavior related to the in-the-money options may not be sufficient as the sole basis to form the estimate of expected term for the at-the-money grants.”

PRGX USA, Inc.

28 September 2016

“73 For example, if a company had a history of previous equity-based share option grants and exercises only in periods in which the company’s share price was rising, the exercise behavior related to those options may not be sufficient as the sole basis to form the estimate of expected term for current option grants.”

Question 6 of SAB Topic 14.D.2 allows for the use of a simplified method “if a company concludes that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term”.

For fiscal years 2015, 2014 and 2013 the Company had a weighted-average exercisable share price of $8.09, $6.31 and $6.49, respectively. Over the past several years, the Company has granted options with varying exercise prices. In most years, the Company has granted stock options with exercise prices equal to the fair market value of the Company’s common stock on the date of grant. However, in 2014 and 2015, the Company granted options to its employees with exercise prices for a portion of the options significantly exceeding the market price of the Company’s common stock on the date of grant, requiring an appreciable increase in the Company’s stock price before these options will be in the money. In addition, in 2015, the Company’s share price declined from $5.45 to $3.72 a decrease of $1.73 or 32% and was 117% below the weighted-average exercisable share price at December 31, 2015. Fiscal year 2015 was the second straight year with a decline in the Company’s share price. Due to these factors, management believes that the historical share option exercise experience is a less than reasonable basis upon which to estimate the expected term.

Management has determined due to the Company’s declining share price the variances in the terms of grants and the implications on future exercises, that the historical share option exercise experience is not the best estimate of future exercise patterns and believes that its use of the “simplified” method in estimating the expected term is appropriate.

Financial Statements, page 37

Basis of Presentation, page 44

3.	We note your disclosure stating that, beginning with the second quarter of 2014, you reclassified certain information technology expenses within your Recovery Audit Services - Americas segment from Selling, General and Administrative expenses to Cost of Revenue to better reflect the nature of the work performed. Also, we note, beginning with the first quarter of 2014, you reclassified certain expenses within the Recovery Audit Services- Europe/Asia-Pacific segment from Cost of Revenue to Selling, General and Administrative expenses to better reflect costs associated with new business development efforts. Please tell us the nature and amount of each of these reclassifications for each of the periods presented. In your response, please also tell us your basis for reclassifying these costs and how you determined that the reclassifications were not considered accounting errors in accordance with ASC 250.

PRGX USA, Inc.

28 September 2016

Response:

During the first half of 2014, the Company began to execute on a strategy to focus on certain service offerings in order to drive growth and improve profitability. As part of the review of its service offerings leading up to this shift in focus, the Company determined that the Healthcare Claims Recovery Audit (“HCRA”) business should be broken out as a separate segment and that certain expenses needed to be reclassified in the financial statements.

Prior to the first quarter of 2014, certain sales related personnel in the Recovery Audit Services-Europe/Asia-Pacific segment who were focusing on new customer and business development were recorded as Cost of Revenue. Due to the responsibilities of these personnel related to new client sales and business development work, these costs were reclassified in the first quarter of 2014 as Selling General and Administrative costs.

Prior to the second quarter of 2014, certain Recovery Audit Services – Americas segment information technology costs were classified as Selling General and Administrative costs. These costs consisted mainly of labor, communication and maintenance costs for our data services personnel who work directly with our clients to ingest their data into our systems and who provide direct data support to our recovery auditors who are already accounted for in Cost of Revenue. Also, these costs are included as part of the incentive compensation calculations for audit operations management. Due to the close association of these costs with client data, auditor support and incentive calculations, the Company made the decision in the second quarter of 2014 to reclassify these costs as Cost of Revenue.

ASC 250 provides guidance on the accounting for and reporting of accounting changes and error corrections. An accounting change can be a change in an accounting principle, an accounting estimate, or the reporting entity. ASC 250 defines a change in accounting principle as a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle. Based on its review of ASC 250, the Company considered the changes in the classification of these expenses as the correction of an error.

However, the Company considered the effects of these changes immaterial as they did not impact revenue, operating income, net income, earnings per share, cash flow or Adjusted EBITDA as reported. For the benefit of investors, the Company decided to include the reclassifications with the restatement that was presented in the Company’s Form 8-K that was filed with the Commission on August 1, 2014 for the change in reporting segments. Each subsequent filing has reported these expenses in their revised classifications for all periods presented.

The net effect of this change in classification from Selling General and Administrative expenses to Cost of Revenue totaled $3.6 million for 2013 and $1.4 million for the first quarter of 2014. The reclassification of the costs for the North American information technology groups comprised the majority of the reclassifications for 2013 and 2014.

PRGX USA, Inc.

28 September 2016

(f) Software Development Costs, page 46

4.	We note your disclosure that you review the carrying value of capitalized software development costs for impairment whenever events and circumstances indicate that the carrying value of the asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition, and in cases where undiscounted expected future cash flows are less than the carrying value, you will recognize an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset. Given that a portion of your capitalized software costs relates to software that you intend to market to others, please tell us how you considered the guidance in ASC 985-20-35-4 in your accounting policy. Specifically, that guidance requires comparing, at each balance sheet date, the unamortized capitalized costs of a computer software product to the net realizable value of that product and writing off any amount by which unamortized capitalized costs of a computer software product exceeds the net realizable value of that asset. In providing your response, please also tell us the amount of software development costs capitalized related to use in your own operations and the amount of development costs capitalized to be marketed to others for each of the periods presented. Finally, please tell us whether you have begun recognizing any sales from the intended software to be marketed externally and the amount of any revenue, if any, that you have recorded for each of the periods presented.

Response:

As of December 31, 2015, 2014 and 2013, the net value of all of the Company’s in use proprietary software was $3.3 million, $3.5 million and $7.1million respectively. Of these amounts, the remaining unamortized capital costs directly related to software marketed to customers was $1.1 million in 2015, $1.2 million in 2014 and $1.4 million in 2013.

The proprietary software marketed to external clients is largely the result of two acquisitions by the Company, the acquisition of Etesius Limited in February 2010 and the acquisition of Global Edge in December 2015.

The Etesius software has been marketed to customers as part of the Company’s recovery audit services since 2010 and the net value of the assets were $0.6 million, $1.1 million and $1.5 million on December 31, 2015, 2014 and 2013, respectively. The total recovery audit revenues for clients who utilized these tools as part of their complete audit program were $16.8 million, $19.8 million and $22.3 million for the fiscal years ended December 31, 2015, 2014 and 2013, respectively. The gross profit percentages for the fiscal years ended December 31, 2015, 2014 and 2013 were 36.8%, 30.8% and 26.4%, respectively. Based on the amount of revenue generated annually, the profitability of the business and the immaterial amount of the remaining value on the assets, no additional analysis was performed on the Etesius software in regards to ASC 985-20-35-4.

The Global Edge software was purchased in December 2015 and valued as of the acquisition date, therefore no additional analysis in regards to ASC 985-20-35-4 was performed.

All other developed software marketed to customers is immaterial.

Note 2- Operating Segments and Related Information, page 50

5.	With regards to your discontinued Healthcare Claims Recovery Audit business, we note your disclosure that, during the fourth quarter of 2015, you entered into agreements with third parties to fulfill your Medicare recovery audit contractor program subcontract obligations to audit Medicare payments and provide support for claims appeals and assigned your remaining Medicaid contract to another party. Please tell us what, if any, consideration was exchanged in conjunction with this transaction and how you accounted for it in your financial statements.

PRGX USA, Inc.

28 September 2016

Response:

The agreements the Company entered into for the Medicare Recovery Audit Contractor (“RAC”) program were amendments to our original subcontract agreements with the prime contractors. These amendments allowed the prime contractors to perform certain types of work that we previously performed under our RAC program subcontracts. These amendments generally transfer the responsibility for the claims in process, claim review and appeals response back to the prime contractors. Each of the amendments requires the Company to pay the prime contractors for services undertaken by the prime contractors. These costs are being expensed as the services are incurred.

The Medicaid contract was assigned without consideration being transferred and the Company’s obligations under such contract ceased at the effective time of the assignment.

The Company neither paid to nor received consideration from the prime contractors for the amendment to the RAC program subcontracts. Due to this lack of consideration and the assignment of the Medicaid contract, the Company considered the Healthcare Claims Recovery Audit segment as abandoned and therefore the results of operations from this segment were treated as discontinued operations.

Note 7- Income Taxes, page 61

6.	We note your disclosure that it has been determined permanent adjustments for compensation deduction limitations were inappropriately applied in 2014 and 2013. In addition, we note, during 2015, you undertook a detailed review of your deferred taxes, and it was determined that some reclassifications and adjustments were needed. Please tell us the nature and amount of each of these reclassifications and adjustments and the reasons why they were necessary. Provide us with a detailed analysis supporting your determination that the reclassifications and adjustments were not considered accounting errors in accordance with ASC 250.

Response:

The Company’s U.S. deferred tax assets have been fully reserved with a valuation allowance for many years. In 2015, the Company began the implementation of tax provision software and undertook a comprehensive review of its deferred tax balances as of December 31, 2014. Based on this review, the Company determined that certain adjustments were required to the deferred tax balances relating to state net operating loss carryforward adjustments, stock based compensation expenses, fixed assets and depreciation, accrued expenses and other items. In addition, during the review process, it was determined that the Company inappropriately applied the Section 162(m) compensation limitation deduction in 2013 and 2014.

The changes to the deferred balances did not impact the calculated and reported tax expense as a result of the valuation allowance against U.S. deferred tax assets. The amounts reflected in the rate reconciliation table would have been adjusted by offsetting amounts resulting in no net change to the reported tax expense.

PRGX USA, Inc.

28 September 2016

A summary of the net deferred tax asset and liability balances as reported and as adjusted are as follows:

Net Deferred Tax Asset and Liability Summary - December 31, 2014
	As Filed	Adjustments	Adjusted
Accounts payable, accrued expenses and payroll related accruals	$4,242	$(232)	$4,010
Stock-based compensation Expense	10,226	(7,639)	2,587
Depreciation and fixed asset adjustments	3,646	174	3,820
Unbilled receivables and refund liabilities	904	(21)	883
Intangible Assets	(3,048)	(9)	(3,057)
Section 162(m) compensation limitation deduction	30,669	1,237	31,906
State and other operating loss carry-forwards	4,591	1,328	5,919
Others	813	(685)	128

	52,043	(5,847)	46,196
Valuation Allowance	(52,002)	5,847	(46,155)

Net Deferred Tax Asset	$41	—	41

Upon the completion of the review, the Company prepared an analysis to evaluate the out-of-period adjustments according to ASC 250 and concluded that the adjustments were corrections of errors rather than accounting changes or changes in estimate. Thus, in accordance with ASC 250, the Company was required to perform an analysis of the originating error and cumulative correction required as well as to assess the materiality with respect to the Company’s prior period financial results. Management considered both quantitative and qualitative factors and determined that the appropriate treatment was to record the correction as an out-of-period correction in 2015 rather than an adjustment to prior period financial statements as the correction did not impact the balance sheet and income statement for these prior periods.

The following items were considered by the Company in the qualitative analysis of materiality:

•	Whether the misstatement arose from an item capable of precise measurement or whether it arose from an estimate and, if so, the degree of imprecision inherent in the estimate,

•	Whether the misstatement masked a change in earnings or other trends,

•	Whether the misstatement hid a failure to meet analysts’ consensus expectations for the enterprise,

•	Whether the misstatement changed a loss into income or vice versa,

•	Whether the misstatement concerned a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability,

•	Whether the misstatement affected the Company’s compliance with regulatory requirements,

•	Whether the misstatement affected the Company’s compliance with loan covenants or other contractual requirements,

•	Whether the misstatement had the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	Whether the misstatement involved concealment of an unlawful transaction

PRGX USA, Inc.

28 September 2016

Following its review, the Company concluded the following:

•	When netted against changes in the valuation allowance, none of the true-up items would have changed earnings, results against analysts’ estimates, compliance with regulations, compliance with covenants or management’s compensation,

•	The true-ups did not conceal an unlawful transaction,

•	The true-ups did not affect a specific segment of the business,

•	The true-up to the deferred balances and the corresponding adjustment that were required to the valuation allowance did not impact the balance sheet, statement of operations or statement of cash flow as reported and only impacts the deferred tax line items in the tax footnote; and

•	The true-up was not material and would not be considered material to the financial statement reader, as the primary focus of our earnings releases and discussions in our periodic reports is on revenue and Adjusted EBITDA, which are not affected by these adjustments.

Based on the conclusions noted above, the Company considered it to be appropriate to record the correction of the errors in the fourth quarter of 2015 and not to restate results for prior periods.

****

In connection with the above responses to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely,

/s/ Peter Limeri
Peter Limeri Chief Financial Officer and Treasurer